Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

Merger will increase competition and benefit customers

May 13, 2005

Ever since the proposed SBC-AT&T merger was announced, both companies have said that it will increase competition and spur innovation. In this interview, Mark Keiffer, senior vice president — Business Marketing, points to specific ways in which combining the two companies will increase competition and innovation in the market — ultimately benefiting all customers.

Q: News reports have surfaced concerns about too much industry consolidation. How can an industry characterized by bigger and fewer players remain competitive? And what are customers saying about consolidation?

More merger news, updates

A: Business customers today have many choices — local and long-distance carriers, system integrators, CLECs and hardware vendors. Consumers, too, have cable, telcos, VoIP and other companies that compete to deliver bundled services. The SBC-AT&T merger will mean more innovation by helping us lead the way to advanced, managed IP-based services. Even customers who have questions about the merger are pleased that we’ll have the resources and capabilities to lead the industry with new technologies and services. And they understand that we will be able to bring new consumer and business services to market more quickly and in a more cost-effective manner.

Q: Will the combined company continue to be an industry leader in innovation? Some merger opponents have questioned the incentive to innovate.

A: SBC/AT&T will have the technological, financial and other resources needed to drive innovation and facilitate customer adoption of new technologies like IP. The incentive to invest is greatest when companies can offer innovation across many services and users, but today AT&T focuses on the enterprise market and SBC serves all customers but only in part of the country. Once the merger is complete, the combined company will be able to bring the benefits of innovation to the whole country and beyond, as well as to all customer groups.

Q: How will we strengthen our focus on innovative new products and services?

A: The merger will bring together complementary portfolios, with SBC strong in consumer and small business markets and AT&T strong in global enterprise. The scope and resources of a combined company will allow us to develop and deliver new technologies, and to bring enterprise services down-market. Beyond that, it’s premature to say how it will affect specific products and services because we must operate as separate companies until the merger closes. But SBC remains committed to delivering new platforms and services as technology evolves and customer needs change. Our business VoIP portfolio and our consumer Project Lightspeed efforts are great examples of our commitment to delivering advanced technology with a strong focus on customer needs.

Q: Post-merger, what additional new offers will we introduce to combine mobile voice/data?

A: It’s too early to speculate on specific products, but it’s clear that wireless/wireline integration is key. And with our landline assets and Cingular investment, SBC is uniquely positioned to deliver solutions that provide access virtually anywhere, anytime, and on any device. Our WLAN and Wi-Fi services are IP-based and available today. Customers can use WLANs to get IP access throughout an office or campus, while Wi-Fi allows broadband access at more than 6,000 locations across the U.S. Cingular’s wireless broadband EDGE service is available to more than 260 million people in over 8,500 cities and towns. Today, we’re able to offer great pricing on wireline/wireless service packages, one bill, and a single point of contact for business customers. We recently introduced our VPN RoadWarrior package, which combines our VPN with Cingular EDGE and SBC FreedomLink Wi-Fi to allow broadband access to corporate network resources virtually anywhere, any time.

Q: How do we plan to differentiate ourselves?

A: The combined company will have world-class technology and networking expertise, best-in-class services portfolio, greater financial and marketing resources to compete for enterprise customers and bring enterprise product sets to small and mid-sized businesses, as well as consumers. The combined company will have:

•  Robust, high-quality network assets in the United States and around the globe, and complementary expertise and capabilities.

•  Resources and skill to innovate and more quickly deliver next generation of advanced, integrated IP-based communications services.

•  Capacity to provide services with the high levels of reliability and customer service that have long been the hallmark of both companies.

•  Strong capabilities in both wireless and wireline technologies.

Both companies have common values focused on customer service, innovation and reliability. SBC brings to the merger its financial strength and a full range of voice, data, networking, e-business, directory publishing and advertising and related services. SBC holds a 60 percent ownership interest in Cingular Wireless and provides high-speed DSL Internet access lines to more American consumers than any other provider. AT&T brings a global presence in more than 60 countries, a global IP network, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through its AT&T Labs, skilled networking capabilities and a highly significant base of government and business customers. AT&T serves all of S&P 500 and virtually all of the Fortune 1000.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations web site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.